EXHIBIT 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	July 7, 2023

Eldorado Gold Provides Update on Tax Impacts in Turkiye Related to the Weakening Lira; and Provides Conference Call Details

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or the “Company”) today provides the following updates on the tax impacts in Turkiye related to the weakening of the Turkish Lira.

Tax Impacts in Turkiye Related to the Weakening Turkish Lira

The Company’s profits from mining operations in Turkiye are taxed at an enacted rate of 20% and the resulting current income tax expense may be increased or reduced by other items. In the second quarter, the Company expects the Turkish current income tax expense on mining profits to be higher by $5.5 to $6.5 million. This increase is expected to be primarily related to the weakening of the Lira in the quarter and the resulting generation of taxable unrealized foreign exchange gains, partly offset by reductions related to the investment tax credit relating to Kisladag and Efemcukuru.

Q2 2023 Financial and Operational Results Call Details

Eldorado will release its 2023 Second Quarter Financial and Operational Results after the market closes on Thursday, July 27, 2023, and will host a conference call on Friday, July 28, 2023, at 11:30 AM ET (8:30 AM PT).

Conference Call Details		Replay (available until September 1, 2023)
Date:	July 28, 2023	Vancouver:	+1 604 638 9010
Time:	11:30 AM ET (8:30 AM PT)	Toll Free:	1 800 319 6413
Dial in:	+1 604 638 5340	Access code:	0279
Toll free:	1 800 319 4610

The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com, or via: https://services.choruscall.ca/links/eldoradogold2023q2.html

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations

647.271.2827 or 1.888.353.8166

lynette.gould@eldoradogold.com

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Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budget”, “continue”, “estimates”, “expects”, “forecasts”, “guidance”, “intends”, “plans”, “projected” or “scheduled” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to the expected tax expense in Turkiye and the expected cause thereof. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: the weakening of the Turkish Lira and the resulting generation of taxable unrealized foreign exchange gains in Turkiye. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: inability to assess taxes in Turkiye or depreciation expenses; as well as those risk factors discussed in the sections titled “Forward-looking information and risks” and “Risk factors in our business” in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect our business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

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